Exhibit 12.1

ONEBEACON INSURANCE GROUP, LTD.
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratios)

	Year Ended December 31,
	2009	2010	2011	2012	2013
Consolidated pre-tax income from continuing operations	$491.9	$175.4	$119.7	$105.9	$181.3
Interest expense on debt	39.7	29.6	20.5	16.9	13.0
Interest portion of rental expense	7.3	7.5	4.9	3.6	3.8
Earnings	$538.9	$212.5	$145.1	$126.4	$198.1

Interest expense on debt	39.7	29.6	20.5	16.9	13.0
Interest portion of rental expense	7.3	7.5	4.9	3.6	3.8
Fixed charges	$47.0	$37.1	$25.4	$20.5	$16.8

Ratio of earnings to fixed charges	11.5	5.7	5.7	6.2	11.8